SimpleForms, PBC (fka What Tax Form, PBC)
BALANCE SHEET (unaudited)
As of December 31, 2016

	2016
ASSETS	
Current assets:	
Cash and cash equivalents	$ 217
Developed software	19,686
Total current assets	19,903
Other assets:	
Developed software, non-current	39,371
Total assets	**$ 59,274**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accrued compensation	$ 29,849
Other liabilities:	
Convertible note issued to related party, including accrued interest	50,370
Advance from stockholder	38,464
Total other liabilities	88,834
Total liabilities	**$ 118,683**
Stockholders' equity:	
Common Stock, $0.00001 par, 10,000,000 shares authorized, 6,545,000 shares issued and outstanding as of December 31, 2016	0
Accumulated deficit	(59,409)
Total stockholders' equity	(59,409)
Total liabilities and equity	**$ 59,274**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.